UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

AMERICAN TECHNICAL CERAMICS CORP.
(Name of Issuer)

Common Stock (par value $.01 per share)
(Title of Class of Securities)

030137103
(CUSIP Number)

Kurt P. Cummings
AVX Corporation
801 17th Avenue South
Myrtle Beach, South Carolina 29577
(843) 448-9411

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 25, 2007
(Date of event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box:  

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 030137103

1           Names of Reporting Person                                                                  AVX Corporation
_____________________________________________________________________________

2           Check the Appropriate Box if                                                                         (a) [X]
a Member of a Group                                                                                      (b) [  ]
_____________________________________________________________________________

3           SEC Use Only
_____________________________________________________________________________

4           Source of Funds                                                                                                WC
_____________________________________________________________________________

5           Check if Disclosure of Legal Proceedings
 is Required Pursuant to Items 2(d) or 2(e)                                                                          [  ]
_____________________________________________________________________________

6           Citizenship or Place of Organization                                                                Delaware
_____________________________________________________________________________

7           Sole Voting Power                                            1,000
__________________________________________________

Number of Shares                  8           Shared Voting Power                                           -0-
Beneficially Owned by            __________________________________________________
Reporting Person With
9           Sole Dispositive  Power                                      1,000
__________________________________________________

10           Shared Dispositive Power                                   -0-
__________________________________________________

11           Aggregate Amount Beneficially
Owned By Each Reporting Person                                                1,000
_____________________________________________________________________________

12           Check Box if the Aggregate Amount
in Row (11) Excludes Certain Shares                                               [   ]
_____________________________________________________________________________

13           Percent of Class Represented                                                      100%
Amount in Row (11)
_____________________________________________________________________________

14           Type of Reporting Person                                                               CO
_____________________________________________________________________________

CUSIP No. 030137103

1           Names of Reporting Person                                          Admiral Byrd Acquisition Sub, Inc.
_____________________________________________________________________________

2           Check the Appropriate Box if                                                       (a) [X]
a Member of a Group                                                                    (b) [  ]
_____________________________________________________________________________

3           SEC Use Only
_____________________________________________________________________________

4           Source of Funds                                                                        Not applicable
_____________________________________________________________________________

5           Check if Disclosure of Legal Proceedings
 is Required Pursuant to Items 2(d) or 2(e)                                                        [  ]
_____________________________________________________________________________

6           Citizenship or Place of Organization                                                Delaware
_____________________________________________________________________________

7           Sole Voting Power                                        -0-
__________________________________________________

Number of Shares                  8           Shared Voting Power                                     -0-
Beneficially Owned by            __________________________________________________
Reporting Person With
9           Sole Dispositive  Power                                 -0-
__________________________________________________

10           Shared Dispositive Power                            -0-
__________________________________________________

11           Aggregate Amount Beneficially
Owned By Each Reporting Person                                      -0-
_____________________________________________________________________________

12           Check Box if the Aggregate Amount
in Row (11) Excludes Certain Shares                                 [    ]
_____________________________________________________________________________

13           Percent of Class Represented                                          -0-%
Amount in Row (11)
_____________________________________________________________________________

14           Type of Reporting Person                                                   CO
_____________________________________________________________________________

Statement on Schedule 13D
under the
Securities Exchange Act of 1934, as amended

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby supplemented with the following:

The merger consideration paid in connection with the consummation of the Merger as described in Items 4 and 5 below was paid with AVX’s existing cash.

Item 4.Purpose of the Transaction.

Item 4 is supplemented with the following:

On September 25, 2007, pursuant to the Merger Agreement, Merger Sub was merged (the “Merger”) with and into the Company with the Company surviving as a wholly-owned subsidiary of AVX.  Each outstanding share of the Company’s Common Stock outstanding immediately prior to the Merger was converted into the right to receive $24.75 in cash, without interest, and each outstanding option to purchase the Company’s Common Stock was converted into the right to receive $24.75 in cash less the applicable exercise price of such option (without interest) for each share of Common Stock underlying such option. Also pursuant to the Merger, each outstanding share of the Merger Sub’s common stock outstanding immediately prior to the Merger was converted into one share of Common Stock of the Company as the surviving corporation in the Merger.

In connection with the consummation of the Merger, Victor Insetta resigned as Chairman of the Board, President, Chief Executive Officer and a director of the Company and each other director of the Company who was a director of the Company prior to consummation of the Merger, except for Chester Spence, resigned as a director, effective upon the filing with the Securities and Exchange Commission of the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2007.  Mr. Spence resigned as a director effective upon the consummation of the Merger.

Trading of the Company’s Common Stock on the American Stock Exchange has been suspended and the Common Stock will be delisted. Registration of the Company’s Common Stock under Section 12 of the Securities Act of 1934, as amended, will be terminated.

Item 5. Interest in Securities of the Issuer.

Item 5 is supplemented with the following:

(a) As a result of the Merger, AVX is the sole shareholder of the Company, and has beneficial ownership of 1,000 shares of the Company’s Common Stock, which represents 100% of the issued and outstanding shares following the Merger.  The separate corporate existence of Merger Sub has ceased, and therefore, Merger Sub owns no shares of Common Stock.

(b)  AVX has sole authority to vote or direct the vote and sole power to dispose or to direct the disposition for  all 1,000 shares of the Company. Merger Sub has no authority to vote or direct the vote for any shares of the Company.

(c)  On September 25, 2007, pursuant to the Merger Agreement, Merger Sub merged into Company with Company as the surviving corporation, and each share of Common Stock was cancelled and converted into the right to receive $24.75 in cash, without interest, and each outstanding option to purchase the Common Stock was converted into the right to receive $24.75 in cash less the applicable exercise price of such option (without interest) for each share of Common Stock underlying such option.  As a result of the Merger, AVX is deemed to have acquired beneficial ownership of all 9,032,803 shares of the Common Stock issued and outstanding immediately prior to the Merger, and is the beneficial owner of all 1,000 issued and outstanding shares of the Company as the surviving corporation in the Merger, immediately following the Merger.

(e)  Merger Sub ceased to be deemed a beneficial owner of more than five percent of the Company’s Common Stock on September 25, 2007, as a result of its termination of existence in the Merger.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information contained in Items 4 and 5 with respect to any contract, arrangement, understanding or relationship described therein is hereby incorporated herein by this reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, correct and complete.

AVX CORPORATION

Dated:   September 25, 2007                           /s/ Kurt P. Cummings
Kurt P. Cummings
Vice President and Chief Financial Officer

                             ADMIRAL BYRD ACQUISITION SUB, INC.
By:  AMERICAN TECHNICAL CERAMICS CORP.,
                    successor-in-interest by merger

Dated:   September 25, 2007                           /s/ Kurt P. Cummings
Kurt P. Cummings
Vice President and Chief Financial Office